Via Facsimile and U.S. Mail
Mail Stop 4720

August 17, 2009

Mr. James H. Bloem
Senior Vice President, Chief Financial Officer and Treasurer
Humana, Inc.
500 West Main Street
Louisville, Kentucky 40202

Re: Humana, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File No. 001-05975

Dear Mr. Bloem:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief